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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


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                               SCHEDULE 13E-4

                       Issuer Tender Offer Statement
                             (Amendment No. 8*)
                       (Pursuant to Section 13(e)(1)
                  of the Securities Exchange Act of 1934)

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                              ITT Corporation
                              (Name of Issuer)

                              ITT Corporation
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
                     (including the associated Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)

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                         PATRICK L. DONNELLY, Esq.
                             Vice President and
                         Assistant General Counsel
                              ITT Corporation
                        1330 Avenue of the Americas
                       New York, New York 10019-5490
                               (212) 258-1000
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                on Behalf of the Person(s) Filing Statement)

                                  Copy to:

                        GEORGE W. BILICIC, Jr., Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                       New York, New York 10019-7475
                               (212) 474-1000

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* constituting the final amendment to Schedule 13E-4

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     This Statement constitutes the final amendment to the Issuer Tender
Offer Statement on Schedule 13E-4 filed by ITT Corporation, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on July 17, 1997 (the "Schedule 13E-4"), relating to a tender offer by the Company to purchase up to 30 million shares of its Common Stock, no par value (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.


Item 8.  Additional Information.

     On October 22, 1997, the Company terminated and withdrew the Offer in accordance with the terms of the Offer. The Company has instructed the Depositary to return all Shares tendered pursuant to the Offer to the tendering stockholders. The text of a press release dated October 22, 1997, issued by the Company with respect to the termination and withdrawal of the Offer is filed herewith as Exhibit (a)(21) and is incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

         (a)(21) -- Press Release issued by the Company dated October 22,
                    1997.

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                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 1997


                                      ITT CORPORATION

                                      By:    /s/  Patrick L. Donnelly
                                             -------------------------
                                      Name:  Patrick L. Donnelly
                                      Title: Vice President and


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                               EXHIBIT INDEX


Exhibit No.                       Description

(a)(21)      -- Press Release issued by the Company dated October 22, 1997.

                                                            Exhibit (a)(21)


                              [ITT Letterhead]



                                            DATE:       October 22, 1997
                                            CONTACT:    Jim Gallagher
                                            TELEPHONE:  212-258-1261



                           FOR IMMEDIATE RELEASE



         ITT TERMINATES AND WITHDRAWS STOCK AND DEBT TENDER OFFERS

     NEW YORK, NY, October 22, 1997 - ITT Corporation announced today that it has terminated and withdrawn its offer to purchase up to 30 million shares of its common stock (including the associated preferred stock purchase rights) at $70.00 per share, net to the seller in cash. The Company has instructed Citibank, N.A., the depositary for the offer, to return to the tendering stockholders all shares that were tendered pursuant to the offer.

     ITT also announced today that it has terminated and withdrawn its offer to purchase any and all of the following ITT Corporation debt securities: (i) $700MM 6.25% Notes due November 15, 2000; (ii) $250MM 6.75% Notes due November 15, 2003; (iii) $450MM 6.75% Notes due November 15, 2005; (iv) $450MM 7.375% Debentures due November 15, 2015; and (v) $150MM 7.75% Debentures due November 15, 2025. The Company has instructed Citibank, N.A., the depositary for the offer, to return to the tendering security holders all securities that were tendered pursuant to the offer.